SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 18, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Cresud S.A.’s Audit Committee

Audit Committee’s Action Plan for Fiscal Year 2010 / 2011.

After reviewing the action taken during the 2009 / 2010 cycle and the plan in effect for this year, below is a list of the general, regular and continuous actions required by the rules governing the Committee’s performance as well as those that are included by their own decision, and which result from former remarks and experiences or tasks commenced during the past fiscal year that should be continued and others that are deemed useful to repeat for purposes of a better performance of duties.

The Committee shall continue to meet on a weekly basis, as it has been doing (exception made of leaves of absence and certain legal holidays). The Committee’s Chairman shall arrange the meeting dates and the order for dealing with the schedule detailed in this plan, based on the importance or urgency of each subject, the time for making use of and the opportunity to access the Company’s resources and information.

General, regular and continuous actions.

1.	An opinion shall be given on the Board of Directors’ proposal to appoint Independent Auditors, after reviewing their background and independence status.

The Audit Committee shall verify that the regular and alternate certifying accountants have filed with the Argentine Securities Commission the affidavit required under Section 12 of the Exhibit to Decree 677/2001.

The following matters shall be particularly considered:

•	Their offering of services.

•	The work team and technical resources to be applied to the audit and certification tasks.

•	The work plan planned to be developed.

•	A written statement recording their independence commitment and reference to the policies adopted by the firm in order to preserve such independence shall be required.

2.	A review shall be made of the development of the Independent Auditors’ work plan, the information filed and recommendations proposed, management letters, etc.

Special attention shall be given to matters that have an impact on the Company’s financial condition and/or implied risk, significant deficiencies, exceptions made, adjustments, reclassifications, changes in criteria or applicable rules and discrepancies with the senior management, as applicable.

3.	The offering of other services by the auditing firm and the tasks to be developed in those cases shall be analyzed, which services shall be consistent with the auditing firm’s main role.

4.	The fees that the auditors required for their work shall be pre-approved, in accordance with the service offered.

5.	The improvement and maintenance of administrative-accounting systems and their internal control shall continue to be followed up, with special focus placed on their reliability.

6.	The accuracy of the financial information and material events disclosed to the Argentine Securities Commission, the Buenos Aires Stock Exchange and the SEC, shall be overseen.

7.	The Audit Committee shall insist on the need to make progress in the following matters:

•	Description of proceedings.

•	Functioning of the system of authority grant of powers of attorney, signatures and use of passwords.

•	IT security.

•	Anti-fraud procedures.

8.	The Audit Committee shall continue to oversee the development of the tasks aimed at structuring and establishing policies and guidelines related to the Company’s risk management. It shall attend the meetings held by the Risk Committee in order to supervise its operation.

9.	Information shall be disclosed to the market regarding those transactions in which there is a conflict of interests with members of the corporate bodies or controlling shareholders.

10.	An opinion shall be given, whenever pertinent, in connection with transactions with related parties, as defined by the regulations.

11.	An opinion on the Board of Directors’ fee proposal shall be given.

12.	The Audit Committee shall continue to supervise the awareness process related to the rules of conduct contained in the existing Code of Ethics, as well as their enforcement and, if necessary, their review. The Audit Committee shall supervise the channel for reporting alleged irregularities or defaults related to matters to which specific reference is made in the Sarbanes-Oxley act. The Audit Committee shall take notice of cases and see that warnings are implemented.

13.	The Audit Committee shall follow up the tasks carried out by the Internal Audit team in compliance with its own action plan, which shall be reviewed by the Audit Committee as well. Reports on cycles or duties, which include remarks and proposals, have been issued in connection with the duties discharged by the Internal Audit department. The Committee shall see that the value added by such control tasks is translated into effective improvements in the proceedings, with particular focus on those remarks which are most relevant in view of their effects on functions, the Company’s financial condition or implied risk.

14.	Apart from reviewing the Internal and Independent Auditors’ work plans and supervising their development, the Audit Committee shall evaluate their performance and shall render an opinion thereon at the time of filing the Annual Report; in connection with the Independent Auditors, it shall review the various kinds of services rendered, considering their independence policies. It shall give notice of the fees billed by the Independent Auditors for the previous fiscal year, separating audit services and other comfort services to third parties from those services which have different purposes.

15.	Upon submitting and publishing the annual financial statements, a report shall be rendered on the treatment given by the Committee to those matters within its authority contemplated under Section 15 of Decree 677/01 (Public Offering Transparency System).

16.	Compliance with tax obligations. Meetings with advisers.

Additional Actions

a.	Performance of specific obligations imposed on the Audit Committee under the Sarbanes-Oxley act.

b.	Status of records of attendance and Shareholders’ Meeting minute books, Board minute books, daily ledger and inventory and balance sheet book.

c.	Review of the list of material pending law suits, including labor or other disputes.

d.	Services that are shared with other group member companies at the central management: review of the equity of the distribution.

e.	Taking notice of general budgetary controls.

f.	Review of policies and practices for the physical security of securities, books, documents and process of the information.

g.	Promote the accounting consolidation module in order to complete balance sheet automation. In addition, promote the automatic retrieval of management information.

h.	Risk insurance policies and practices (third parties, vehicles, fire, accidents, theft, immunity, etc.). Directors’ bonds.

i.	Keep in contact with the CEO in all matters related to the Committee.

j.	Enforcement of Sarbox rule: on internal control matters.

k.	Corporate organization chart: review from the Committee’s perspective and functions.

l.	Supervise that material deficiencies identified by the Independent Auditors in their certification and in their letter to the management.

The Committee shall make the Plan known to the Board of Directors and Supervisory Committee and shall subsequently forward it to the Argentine Securities Committee and the Buenos Aires Stock Exchange.

Daniel Mellicovsky	Pedro Labaqui	Jorge O. Fernández

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: August 19, 2010.